

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2019

Stuart M. Brightman
Chief Executive Officer and Director
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, TX 77380

> **Re: TETRA Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2019**
> **File No. 333-230818**

Dear Mr. Brightman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources